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                            June 3, 2021

       Michael Lafair
       Chief Financial Officer
       CS Disco, Inc.
       3700 N. Capital of Texas Hwy., Suite 150
       Austin, Texas 78746

                                                        Re: CS Disco, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001625641

       Dear Mr. Lafair:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed May 7, 2021

       Risk Factors
       Our revenue growth depends in part on the success of our strategic relationships..., page 24

   1. We note your disclosure that your revenue growth depends in part on the success of your strategic
relationships, including with legal services providers. Please disclose the percentage of your
revenue that is generated by sales through law firms, legal service providers and
governmental organizations.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 64

   2. You disclose that the dollar-based net retention rate decreased from 146% in 2019 to
 Michael Lafair
FirstName  LastNameMichael Lafair
CS Disco, Inc.
Comapany
June 3, 2021NameCS Disco, Inc.
June 3,
Page 2 2021 Page 2
FirstName LastName
         127% in 2020. We note you discuss a softening in your dollar-based net retention rate due to COVID-19; however, please discuss any other factors that led to the decrease in dollar-
         based net retention rate over this period. Also discuss whether this is a known material trend or uncertainty that will have, or is reasonably likely to have, a material impact on your revenues. Tell us what other metrics, if any, you use to monitor customer retention and renewals. Refer to SEC Release No. 33-10751.
Impact of COVID-19 on Our Business, page 65

3. Please revise to quantify the specific impacts you have experienced to your results of operations and relevant metrics resulting from the COVID-19 pandemic. Business, page 82

4. Please clarify the method by which you calculate your net promoter score and explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.
Executive Compensation, page 118

5. Please clarify whether you are party to or intend to enter into any employment agreements with the named executive officers prior to the offering. If not, add a risk factor to address your lack of agreements.
Underwriting, page 150

6. Please disclose the exceptions to the lock-up agreements. Notes to the Consolidated Financial Statements
10. Stock-Based Compensation, page F-21

7. Please provide us with a breakdown of all equity awards granted by CS Disco, Inc. for the last six months of fiscal 2020 and leading up to the initial public offering including the fair value of the underlying equity interests used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. When your preliminary IPO price is known, please reconcile and explain the differences between the most recent grant date fair value and the midpoint of your offering range.
Exhibits

8. Please file the promissory note with Michael Lafair as an exhibit to the registration statement.
General
 Michael Lafair
CS Disco, Inc.
June 3, 2021
Page 3

9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameMichael Lafair                               Sincerely,
Comapany NameCS Disco, Inc.
                                                               Division of
Corporation Finance
June 3, 2021 Page 3                                            Office of
Technology
FirstName LastName